Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

October 12, 2016

Board of Trustees

Wilmington Funds

111 S. Calvert Street, 26th Floor

Baltimore, MD 21202

Re: Plan of Reorganization (“Plan”) made as of the 15th of March, 2016, by Wilmington Funds (“Trust”), a Delaware statutory trust, on behalf of its series: (i) Wilmington Prime Money Market Fund (“Prime Fund”), (ii) Wilmington Tax-Exempt Money Market Fund (“Tax-Exempt Fund” and, together with Prime Fund, the “Acquired Funds” and each an “Acquired Fund”), and (iii) Wilmington U.S. Government Money Market Fund (the “Acquiring Fund”)

Ladies and Gentlemen:

You have requested our opinion concerning certain federal income tax consequences of the reorganization of each Acquired Fund (the “Reorganization”, which shall mean either of the reorganizations covered by the Plan), which will consist of: (i) the transfer of substantially all of the assets, property and goodwill (“Assets”) of Acquired Fund in exchange for the corresponding class of shares of Acquiring Fund (“Acquiring Fund Shares”); (ii) the assumption by Acquiring Fund of all of the liabilities of Acquired Fund; (iii) the distribution of each class of Acquiring Fund Shares to the holders of the corresponding class of shares of Acquired Fund; and (iv) the liquidation of Acquired Fund as soon as practicable after the closing (the “Closing”), all upon and subject to the terms and conditions set forth in the Plan. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Plan.

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Plan, dated as of March 15, 2016; (b) the proxy materials provided to shareholders of each Acquired Fund on Form N-14 dated June 17, 2016; (c) certain representations concerning the Reorganization made to us by the Trust, on behalf of the Acquiring Fund and the Acquired Fund, in a letter dated as of the date hereof (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

Board of Trustees, Wilmington Funds

October 12, 2016

For purposes of this opinion, we have assumed that each Acquired Fund and Acquiring Fund, on the Closing Date of the Reorganization, satisfy, and immediately following the Closing Date of the Reorganization, each Acquired Fund and Acquiring Fund will each continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided each Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Plan, the statements in the Form N-14 and the statements in the Representation Letter, it is our opinion that:

1.	The transfer by Acquired Fund of all of its Assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all obligations and liabilities of Acquired Fund, while a taxable exchange, will result in no material adverse federal income tax consequences to Acquired Fund, pursuant to Section 1001 of the Code;

2.	No gain or loss will be recognized by Acquiring Fund upon the receipt of all the assets of Acquired Fund, in exchange solely for Acquiring Fund Shares and the assumption by Acquiring Fund of all obligations and liabilities of Acquired Fund, pursuant to Section 1032(a) of the Code;

3.	The distribution of the Acquiring Fund Shares by Acquired Fund to its shareholders in complete liquidation of Acquired Fund, while a taxable exchange, will result in no material adverse federal income tax consequences to Acquired Fund, pursuant to Sections 336(a) and 1001 of the Code;

4.	The basis of the Assets of Acquired Fund received by Acquiring Fund will be the fair market value of these Assets at the time received, pursuant to Section 1.1032-1(d) of the income tax regulations issued by the United States Department of the Treasury and Section 1012 of the Code;

5.	The holding period of the Assets of Acquired Fund received by Acquiring Fund will begin on the day after the Closing Date, pursuant to Section 1223 of the Code and Rev. Rul. 66-7, 1966-1 CB 188;

6.	The exchange by the Acquired Fund Shareholders of their Acquired Fund Shares for Acquiring Fund Shares (including fractional shares to which they may be entitled), while a taxable exchange, will result in no material adverse federal income tax consequences to Acquired Fund Shareholders, pursuant to Section 331(a) of the Code;

7.	The basis of the Acquiring Fund Shares received by the Acquired Fund Shareholders (including fractional shares to which they may be entitled) will be the fair market value (i.e., the net asset value) of the Acquiring Fund Shares at the time of distribution, pursuant to Section 334(a) of the Code; and

Board of Trustees, Wilmington Funds

October 12, 2016

8.	The holding period of Acquiring Fund Shares received by the Acquired Fund Shareholders (including fractional shares to which they may be entitled) will begin on the day after the Closing Date, pursuant to Section 1223 of the Code and Rev. Rul. 66-7, 1966-1 CB 188.

Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by the Trust, on behalf of each Acquired Fund and Acquiring Fund, of the respective undertakings in the Plan, the Form N-14 and the Representation Letter. Our opinion is limited to the transactions incident to the Reorganization described herein, and no opinion is rendered with respect to (i) any other transaction or (ii) the effect, if any, of the Reorganization (and/or the transactions incident thereto) on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

This opinion is being rendered to the Acquired Funds and Acquiring Fund, and may be relied upon only by such funds and the shareholders of each.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement of Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganizations.

Very truly yours,
/s/ Stradley Ronon
STRADLEY RONON STEVENS & YOUNG, LLP